UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

RTI Surgical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74975N105
(CUSIP Number)

MICHAEL P. KRENSAVAGE
KRENSAVAGE ASSET MANAGEMENT, LLC
130 E. 59th St.
11th Floor
New York, New York 10022
(212) 518-1970

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,561,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,561,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,561,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,561,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,561,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,561,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE PARTNERS TOO, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 877,599
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 877,599
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ADVISORS TOO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 877,599
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 877,599
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 877,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON KRENSAVAGE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,438,950
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,438,950
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,438,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 74975N105

1	NAME OF REPORTING PERSON MICHAEL P. KRENSAVAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,438,950
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,438,950
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,438,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 74975N105

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Krensavage Partners and Krensavage Partners Too were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 3,561,351 Shares directly owned by Krensavage Partners is approximately $13,995,397, including brokerage commissions.  The aggregate purchase price of the 877,599 Shares directly owned by Krensavage Partners Too is approximately $3,796,230, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On March 14, 2017, Krensavage Asset Management and its affiliates (collectively, “Krensavage”), entered into a settlement agreement with the Issuer (the “Agreement”).  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed, among other things, to: (i) increase the size of the Board of Directors of the Issuer (the “Board”) from nine (9) to ten (10) members and appoint Mark D. Stolper as a director of the Issuer, (ii) nominate, recommend, support and solicit proxies for the election of Mr. Stolper at the Issuer’s upcoming annual meeting of stockholders,  currently scheduled for May 16, 2017, and the Issuer’s 2018 annual meeting of stockholders (collectively, the “Annual Meetings”), and (iii) consider Mr. Stolper for inclusion on the committees of the Board in good faith and in a manner consistent with the other members of the Board. In addition, the Agreement provides that if Mr. Stolper is unable to serve as a director, or is removed or disqualified from serving on the Board for any reason, then the Board shall work in good faith with Krensavage to replace Mr. Stolper with another individual consented to by Krensavage, who  meets certain criteria in accordance with the Agreement.

Pursuant to the terms of the Agreement, Krensavage agreed, among other things: (i) not to nominate any person for election at the Annual Meetings; (ii) not to submit any proposal for consideration at, or bring any other business before, the Annual Meetings; (iii) not to initiate, encourage or participate in any “withhold” or similar campaign with respect to the Annual Meetings; and (iv) to appear in person or by proxy at the Annual Meetings and vote all Shares beneficially owned by it in favor of the Issuer’s nominees and against any stockholder nominations for director not recommended by the Board.

Krensavage also agreed to certain customary standstill provisions, effective as of the date of the Agreement through 11:59 p.m., Eastern time, on July 1, 2018. The standstill provisions generally prohibit Krensavage from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for election or removal of directors; (iv) making stockholder proposals or offers with respect to mergers, acquisitions and other business combinations; or (v) seeking board representation other than as provided in the Agreement.

CUSIP NO. 74975N105

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,462,397 Shares outstanding, as of March 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 13, 2017.

A.	Krensavage Partners

(a)	As of the close of business on March 16, 2017, Krensavage Partners directly owns 3,561,351 Shares.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 3,561,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,561,351
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Krensavage Partners since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Krensavage Advisors

(a)	Krensavage Advisors, as the general partner of Krensavage Partners, may be deemed the beneficial owner of the 3,561,351 Shares owned by Krensavage Partners.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 3,561,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,561,351
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of Krensavage Partners since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Krensavage Partners Too

(a)	As of the close of business on March 16, 2017, Krensavage Partners Too directly owns 877,599 Shares.

Percentage: 1.5%

(b)	1. Sole power to vote or direct vote: 877,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 877,599
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 74975N105

(c)	The transactions in the Shares by Krensavage Partners Too since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Krensavage Advisors Too

(a)	Krensavage Advisors Too, as the general partner of Krensavage Partners Too, may be deemed the beneficial owner of the 877,599 Shares owned by Krensavage Partners Too.

Percentage: 1.5%

(b)	1. Sole power to vote or direct vote: 877,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 877,599
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Advisors Too has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of Krensavage Partners Too since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Krensavage Asset Management

(a)
Krensavage Asset Management, as the investment manager of each of Krensavage Partners and Krensavage Partners Too, may be deemed the beneficial owner of the (i) 3,561,351 Shares owned by Krensavage Partners and (ii) 877,599 Shares owned by Krensavage Partners Too.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 4,438,950
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,438,950
4. Shared power to dispose or direct the disposition: 0

(c)
Krensavage Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Krensavage Partners and Krensavage Partners Too since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Krensavage

(a)
Mr. Krensavage, as the managing member of Krensavage Asset Management, may be deemed the beneficial owner of the (i) 3,561,351 Shares owned by Krensavage Partners and (ii) 877,599 Shares owned by Krensavage Partners Too.

Percentage: Approximately 7.6%

CUSIP NO. 74975N105

(b)	1. Sole power to vote or direct vote: 4,438,950
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,438,950
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Krensavage has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Krensavage Partners and Krensavage Partners Too since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 14, 2017, Krensavage and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Settlement Agreement by and among Krensavage Partners, LP, Krensavage Partners Too, LP, Krensavage Advisors, LLC, Krensavage Advisors, Too, LLC, Krensavage Asset Management, LLC, Michael P. Krensavage and RTI Surgical, Inc., dated March 14, 2017.

CUSIP NO. 74975N105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2017

Krensavage Partners, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Partners Too, LP

By:	Krensavage Asset Management, LLC Investment Manager

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

Krensavage Advisors, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Advisors Too, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Owner

Krensavage Asset Management, LLC

By:	/s/ Michael P. Krensavage
	Name:	Michael P. Krensavage
	Title:	Managing Member

/s/ Michael P. Krensavage
MICHAEL P. KRENSAVAGE

CUSIP NO. 74975N105

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

KRENSAVAGE PARTNERS, LP

10	3.8885	03/03/2017

KRENSAVAGE PARTNERS TOO, LP

11,892	3.8885	03/03/2017